K&F INDUSTRIES HOLDINGS, INC.
50 MAIN STREET

4TH FLOOR
WHITE PLAINS, NEW YORK 10606

September 12, 2005

Ms. Messeret Nega
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                               K&F Industries Holdings, Inc.
Registration Statement on Form S-4
File No.:  333-124870

Dear Ms. Nega:

The undersigned, as Executive Vice President, Secretary and General Counsel of K&F Industries Holdings, Inc. (the “Company”), hereby informs the Securities and Exchange Commission that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement.

Therefore, the Company hereby requests that the above-referenced Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).  The Company further confirms that in connection with such Registration Statement, it has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act.

If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Tim Hart (at (310) 552-8619) or Tilda Shin (at (213) 229-7125) of Gibson, Dunn & Crutcher LLP.  Thank you for courtesy and cooperation in this matter.

Very truly yours,

K&F INDUSTRIES HOLDINGS INC.

/s/ Ronald H. Kisner
Ronald H. Kisner
Executive Vice President, Secretary and
General Counsel

cc:                                 Timothy J. Hart, Gibson, Dunn & Crutcher LLP
Tilda L. Shin, Gibson, Dunn & Crutcher LLP
Kenneth B. Wallach, Simpson Thacher & Bartlett LLP